Exhibit 20




                 MAXICARE ANNOUNCES REDEMPTION OF PREFERRED STOCK



        LOS ANGELES, CA. February 13, 1995 --- MAXICARE HEALTH PLANS, INC. (NASDAQ-NMS:MAXI) announced today it will redeem all of its approximately 2.3 million outstanding shares of the Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") on March 14, 1995.

        Holders of Preferred Stock may either redeem their shares at $25.4625 per share (the "Redemption Price"), which represents the redemption price of $25.00 per share plus accrued and unpaid dividends of $.4625 per share, or convert their Preferred Stock into 2.7548 shares of the Company's Common Stock ("Common Stock") for each share of Preferred Stock converted. Based upon the February 10, 1995 closing price of $17.75 for the Common Stock, holders of Preferred Stock who convert their shares would receive shares of Common Stock valued at $48.90 for each share of Preferred Stock converted.

        Holders of Preferred Stock who wish to convert their shares into Common Stock must deliver written notice of their election to convert and tender shares of Preferred Stock properly endorsed to the Redemption Agent, American Stock Transfer & Trust Company, no later than 5:00 P.M. (Eastern Standard Time) on March 9, 1995. After March 14, 1995, the Preferred Stock will no longer be deemed to be outstanding and holders of Preferred Stock certificates will be entitled to receive only the Redemption Price without additional interest thereon when they surrender the Preferred Stock Share certificates properly endorsed to the Redemption Agent.

        Maxicare Health Plans, Inc. is a managed health care company with operations in California, Illinois, Indiana, Louisiana, North Carolina, South Carolina and Wisconsin.























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